Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF APRIL 19, 2013

DATE, TIME AND PLACE: On April 19, 2013 at 3:00 p.m. in the auditorium of the head offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary.

QUORUM: Stockholders representing more than 90% of the common shares and more than 3% of the preferred shares of the corporation’s capital.

CONVENING NOTICE: Published in the Valor Econômico newspaper on April 4, 2013 (p. C2), April 5, 2013 (p. C2) and April 8, 2013 (p. C2) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) on April 4, 2013 (p. 51), April 5, 2013 (p. 77) and August 6, 2013 (p. 22).

RESOLUTIONS ADOPTED BY A MAJORITY OF THE ATTENDEES

Approved the proposal submitted to the Board of Directors for amending the Itaú Unibanco and Unibanco Performance Stock Option Plans with the purpose within the scope of the Itaú Unibanco Plan for the Grant of Stock Options to: (i) improve its wording, making it clearer and more objective; (ii) create new mechanisms for option grants to  beneficiaries outside Brazil; (iii) unify rules on the extinguishment of options in cases of death of the option holder; and (iv) amend the rule on maintenance of the options in cases of retirement of the option holder; and within the scope of the Unibanco-Performance Plan for the Grant of Stock Options: to modify (i) the rule on the maintenance of the options in the event of retirement of the option holder; and (ii) the rule on the period for exercising  the options in the case of death, retirement on the grounds of disability or any other manner of involuntary absence from the option holder’s professional functions.

Consolidated the Itaú Unibanco and Unibanco Performance Plans for the Grant of Stock Options in order to record the relative amendments, the texts of the said plans now to read in the form initialed by the Meeting’s attendees.

1. Approved Corporation’s assumption of the rights and obligations established in the existing agreements signed with the beneficiaries of the Stock Option Plan of Redecard S.A., including the responsibility for the grants realized within the scope of the said plan. Within the scope of this assumption, beneficiaries of the Stock Option Plan of Redecard S.A. shall have their options substituted by the Corporation’s stock options, it being incumbent on the Board of Directors to approve the criteria for conversion of the options granted by Redecard S.A. into options granted by the Corporation.

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2. Authorized the publication of the minutes of the Meeting, omitting the names of the stockholders present as provided under Paragraph 2, Article 130 of Law 6.404/76.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of the votes.

FILED DOCUMENTS:  Filed at the head offices and certified by the Chair of the Meeting, the Proposal of the Board of Directors dated March 20, 2013.

CONCLUSION: The work of the meeting being declared concluded, these minutes having been drafted, read and approved, were signed. São Paulo (SP), April 19, 2013. (signed) Claudia Politanski – President; Leila Cristiane Barboza Braga de Melo – Secretary ...

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PLAN FOR GRANTING STOCK OPTIONS

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be) and highly qualified employees or with high potential or performance (“EMPLOYEES” or “EMPLOYEE”, as the case may be) in the process of ITAÚ UNIBANCO’s medium and long-term development, permitting them to participate in the increased value that their work and dedication has added to the shares representing the capital of the ITAÚ UNIBANCO.

1.1.	The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock pursuant to the conditions of the PLAN.

1.2.
At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of  shares held in treasury for further placement, applying for all effects the same discipline as called for in the PLAN.

1.3	Each stock option shall give the right to subscribe one share.

1.4.	The rules and operating procedures with respect to the PLAN shall be governed by the People Committee, reporting to the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF THE STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities it specifies.

2.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.	The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.

2.3.
It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decisions at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE may be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR GRANTING STOCK OPTIONS

3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

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3.2.
The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the baseline date of the closing balance sheet of the same fiscal year.

3.2.1.
Should in a certain year, the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock option grant in any one of the 7 (seven) subsequent fiscal years.

3.2.2.
Pursuant to item 2.1, the grants for account of those options remaining from a given fiscal year, may be issued under the conditions of any of the series for that particular fiscal year or for any subsequent year pursuant to the said term in 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).

4.2.	The COMMITTEE, at its discretion, may establish rules complementary to those of the PLAN.

5. PRORATA DISTRIBUTION OF THE OPTIONS AMONG THE MEMBERS OF MANAGEMENT AND EMPLOYEES

5.1.
The COMMITTEE shall select the MEMBERS OF MANAGEMENT and EMPLOYEES to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, performance of those eligible for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1.	The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE upon granting the stock option and may be determined on the basis of one of the following parameters:

(a)
Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange was open for business, in the last three months of the year prior to the grant, also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

(b)
Partner’s options: the strike price of these options corresponds to the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE to invest in shares of ITAÚ UNIBANCO or an instrument linked to these shares, part or all of the net participation in the profits or results which  he/she has received with respect to the preceding year, and maintaining title to these shares unaltered and without any type of encumbrance from the date of the grant until  exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the partners’ options.

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6.2.
The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, or again, at the discretion of the COMMITTEE, through another mechanism which results in the equivalent effects to the acquisition of shares and the counterpart in the form of options. In the event of acquisition, this may be in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange). The  COMMITEE shall set the acquisition price for these shares, equivalent to the average price for the shares of ITAÚ UNIBANCO on the BM&FBOVESPA in the 30 days which precede the setting of the said price.

6.3.	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.

7. STOCK OPTIONS EXPIRY DATE

The options shall carry a term which the COMMITTEE shall set on granting them, being automatically extinguished at the end of the period.

7.1.
The term of each stock option series shall begin on the date of the respective issue and expire at the end of a period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.

7.2.
The term of the stock options shall be extinguished ipso jure if their respective holders  resign or their holders’ labor contract with ITAÚ UNIBANCO and/or its controlled companies is terminated. The MEMBERS OF MANAGEMENT’s stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an EMPLOYEE, extinguishment shall occur on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.

7.3.
Extinguishment pursuant to item 7.2 shall not occur should termination occur simultaneously with the election of the EMPLOYEE to the position as a MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or its controlled companies, or if the MEMBER OF MANAGEMENT assumes another statutory position with ITAÚ UNIBANCO  or its controlled companies.

7.4.	The COMMITTEE may, exceptionally and respecting the criteria established in the internal charter, determine the non-extinguishment of the options in the circumstances set forth in item 7.2.

7.5.	Should the holder of the stock options die, the successors may exercise them up to expiry (item 7.1),

8. EXERCISING OF THE STOCK OPTIONS

8.1.	Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE (Item 8.4.)

8.2.	The COMMITTEE shall establish the vesting period for each series on the date of issue, such period varying from 1 and 7 years, as from the date of issue.

8.3.	The vesting period shall extinguish upon the death of the holder of the options.

8.4.	Under justified circumstances such as major market fluctuations or legal and regulatory restrictions, the COMMITTEE may suspend the exercising of the options.

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8.5.	The holder of more than one series of exercisable options may exercise all or only some such options, either totally or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock option grants and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the BM&FBOVESPA changes significantly due to decisions taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, in exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.
The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.

10.2.
The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40. Law 6,404 of December 15 1976.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by the PLAN, ad referendum of the Board of Directors.

_________________________

ATTACHMENT

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

UNIBANCO - PERFORMANCE STOCK OPTION PLAN

1.   PURPOSE

1.1.
The UNIBANCO - PERFORMANCE STOCK OPTION PLAN, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the conglomerate shall be granted options (“Options”) for the acquisition of shares and UNITS (Certificates of Deposit, each one, representing one preferred share of UNIBANCO and one preferred share of HOLDINGS), in order to:

1.1.1.	attract highly qualified executives through instruments in line with the best market practices; and

1.1.2.
promote the development and favor the retention of UNIBANCO’s executives to the extent their participation in the corporate capital of the company shall allow them to benefit from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2.	For purposes of this Regulation, the terms below shall have the following DEFINITIONS:

1.2.1.
OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, which the executives shall acquire with their BONUS and ownership of which must be maintained as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2.	BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services to the company where he/she is employed.
1.2.3.
COMMITTEE is the body responsible for the management of PERFORMANCE, composed from 4 to 6 members elected by the Chief Executive Officer of the Board of Executive Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, to be presided by the Chief Executive Officer of the Board of Executive Officers of UNIBANCO. The term of office of the members of the COMMITTEE shall be of an indeterminate duration.

1.2.4.
The Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state, as the case may be, their intention of acquiring the shares of UNIBANCO and/or HOLDINGS by exercising their Options.

1.2.5.	EXECUTIVES are the persons to whom the Option may be granted, as defined in item 3.1. and 3.2 within the scope of Performance.

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1.2.6.
STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, the exercise of which requires the acquisition by the EXECUTIVES of common or preferred shares of UNIBANCO and of preferred shares of HOLDINGS pursuant to the rules set forth in item 4.4.4.2.

1.2.7.
OPTIONS IN UNITS are the Options granted concurrently by UNIBANCO and HOLDINGS, exercise of which requires the acquisition by the EXECUTIVES of UNITS through exercising options granted by UNIBANCO and by HOLDINGS pursuant to the rules set forth in item 4.4.4.1.

1.2.8.	REGULAR OPTIONS are those Options, the price which is established according to item 4.5.2.

1.2.9.	BONUS OPTIONS are those Options, the price of which is established according to item 4.5.3.

1.2.10.
EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11.	MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinguished, as set forth in item 4.6.3.

1.2.12.
EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2.	MANAGEMENT OF THE PLAN

2.1.	Subject to the terms and conditions of these Regulations, PERFORMANCE shall be managed by the COMMITTEE, on which it shall be incumbent to:

a. take all necessary and suitable measures for the management of PERFORMANCE, including the interpretation of its Regulations and application of the rules set forth herein, as well as the definition of cases not covered by these Regulations;

b. among the persons eligible under the terms of items 3.1.and 3.2., appoint those who shall participate in PERFORMANCE and to whom the Options shall be granted;

c. establish the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. define the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in these Regulations, and the type of share of UNIBANCO to which the exercise of the Option gives right of acquisition, subject to the legal and statutory limits; and

e. establish complementary rules to these Regulations, also being permitted to create Internal Charter for PERFORMANCE.

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2.2. In exercising the powers granted to it in the preceding sub item, the COMMITTEE shall comply with the conditions and limits set forth in these Regulations as well as the applicable legislation. In complying with these limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, the COMMITTEE not being obliged to extend to the EXECUTIVES in similar situations, conditions which it considers recommended for application to only one or more EXECUTIVES.

2.3           The COMMITTEE shall adopt decisions by a majority of votes, its President having the casting vote.

2.3.1.In voting proposals which involve granting Options to beneficiaries who are members of the COMMITTEE, such beneficiaries shall abstain from voting any such proposal which for approval shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

2.4           The work and decisions of the COMMITTEE shall be drafted to the minutes’ register of the COMMITTEE, such minutes to be signed by the chair and by sufficient participating members as to give validity to the decisions, but without detracting from all those wishing to sign the said minutes.

3	PARTICIPANTS AND LIMITS OF PARTICIPANTS

3.1. The EXECUTIVES to whom the Options shall be offered within the scope of PERFORMANCE are:
(i) the members of management, including the members of the Board of Directors and Board of Executive Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of area head of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases grant Options to employees of UNIBANCO or of its controlled companies, with the title of manager or equivalent.

3.2. In order to attract highly qualified people to the Company, the Committee may also decide to offer Options to EXECUTIVES when hired by the aforementioned companies in item 3.1. above, including, in exceptional and justified cases, those occupying managerial positions or equivalent.

3.3. The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEE based on a proposal that should, as a means of assisting in the decision of the COMMITTEE, consider the degree of contribution of the EXECUTIVE to the UNIBANCO Group and the purposes described in item 1.1 of these Regulations.

3.3.1           At its sole discretion, the COMMITTEE may establish complementary rules for making the proposals mentioned in the latter item 3.3.

3.4. The participation of the EXECUTIVE in PERFORMANCE does not interfere in the fixed and variable compensation established for him/her, and does not grant to any EXECUTIVE any rights to remain as a member of management or an employee of UNIBANCO or of the companies cited in item 3.1.

3.5. The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in these Regulations, is agreed to be “intuitu personae”, and therefore the Options granted shall be personal, non-transferable and may not be pledged.

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3.6. The total of Options granted may not exceed the annual limit of 1% (one per cent) and an aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO and/or of HOLDINGS, as the case may be. For the purposes of this item, the aggregate quantity of Options shall be the total quantity of Options granted and not yet exercised on the date of the respective calculation.

4	CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1. GRANT PERIODS

4.1.1 The COMMITTEE shall regularly grant Options each year, although, at its own discretion, it may opt not to do so in the years that it deems convenient.

4.1.2 The COMMITTEE may grant the Options in distinct series, establishing between the series different conditions of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) to which the grants gives rights of acquisition.

4.2. PREREQUISITES FOR THE GRANTING OF REGULAR OPTIONS

4.2.1. The COMMITTEE may grant REGULAR OPTIONS to any of the EXECUTIVES mentioned on item 3.1. and 3.2 above.

            4.3.PREREQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1 The COMMITTEE may grant BONUS OPTIONS only to the EXECUTIVES mentioned in items 3.1. and 3.2 above who use part of their BONUS to acquire OWN SHARES.BONUS OPTIONS shall be granted in the same type of securities as the OWN SHARES acquired by the EXECUTIVE.

4.3.1.1. The amount of the BONUS OPTIONS to be granted shall be determined by the COMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN SHARES, within the limits established by the COMMITTEE.

4.3.2. In the event that the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, it shall notify the decision to this EXECUTIVE prior to the date the latter receives the BONUS.

4.3.3. In the event that the EXECUTIVE accepts to receive the BONUS OPTIONS he/she shall notify the intention through written notice addressed to UNIBANCO’s Human Resources Department, and such notice shall include the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN SHARES, percentage which must be within the limits established by the COMMITTEE.

4.3.4. Should UNIBANCO not use its preemptive rights to sell OWN SHARES to the EXECUTIVE as described in item 4.8., the EXECUTIVE shall acquire the OWN SHARES in the stock market or via private negotiation and shall send a receipt of the acquisition and the  amount of OWN STOCKS acquired to UNIBANCO.

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4.3.5. The EXECUTIVES may not acquire OWN UNITS during the periods in which: (i) they are forbidden by law to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden by law to negotiate with their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy in effect, the blackout periods shall comply with the rules set forth therein.

4.3.5.1. The COMMITTEE shall establish the operational rules for the acquisition of OWN SHARES and for the granting of the BONUS OPTIONS and determine the deadlines by which time the EXECUTIVE must comply with the obligation set forth in item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) and the date on which the counting of the EXERCISE TERM shall be initiated.

4.3.6. Should the EXECUTIVE not acquire OWN SHARES within the timeframe established by the COMMITTEE, the respective BONUS OPTIONS shall be considered automatically extinguished.

4.4. FORM OF EXERCISE

4.4.1 Each Option granted by UNIBANCO shall give the right to acquire 01 (one) common share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give the right to acquire 01 (one) preferred share of HOLDINGS.

4.4.2 It is incumbent on the respective boards of directors of UNIBANCO and HOLDINGS to establish whether share acquisitions from the exercising of Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3 The Options granted by UNIBANCO shall be exercised by means of the payment of the EXERCISE PRICE in the conditions set forth in item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO in the proportion of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4 The Options shall be granted for exercising in UNITS in the case of UNITS OPTIONS, or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1. The UNITS OPTIONS shall be granted concurrently by UNIBANCO and HOLDINGS, in a conditional form, in this case the exercising of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned so that the EXECUTIVE exercises, on the same occasion, one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for exercising UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of one common share of UNIBANCO, unless all Options held by the EXECUTIVE gives rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions shall be made with one common share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this type.

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4.4.4.1.1. When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its sole discretion, deliver UNITS directly to the EXECUTIVE, in these circumstances STOCK OPTIONS granted by HOLDINGS being automatically extinguished.

4.4.4.2. The STOCK OPTIONS shall be granted individually by UNIBANCO or by HOLDINGS and their exercise may be made also separately by the EXECUTIVE, subject to the other conditions in these Regulations.

4.4.5. The exercise of the Options shall be made through written notice, addressed by the EXECUTIVE to UNIBANCO’s Human Resources Department, the EXECUTIVE informing the quantity and series of Options that he/she intends to exercise.

            4.5. EXERCISE PRICE

4.5.1. The COMMITTEE shall establish the Options’ EXERCISE PRICE on the occasion of the respective grant.

4.5.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be set in local legal tender. The COMMITTEE shall consider the weighted average of the trading prices for UNIBANCO shares and UNITS in Brazil and abroad during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and the establishment of the EXERCISE PRICE, adjusting the value referred to herein, in order to fully meet the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors exogenous to the issuing companies.

4.5.2.1. The COMMITTEE may, exceptionally, at its sole discretion, determine that the EXERCISE PRICE of the REGULAR OPTIONS be reduced in the amount corresponding to the total dividends distributed to the holder of the Shares or to the UNITS of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced should be corrected in view of market oscillations arising out of factors exogenous to the issuing companies.

4.5.2.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be paid, on demand, by the EXECUTIVE within the term established by the COMMITTEE.

4.5.3. The EXERCISE PRICE of the BONUS OPTIONS shall be paid against EXECUTIVE’s compliance enshrined in the obligation of keeping the ownership of the respective OWN SHARES without any modification or encumbrance, and this obligation shall be valid during the EXERCISE TERM of the corresponding BONUS OPTIONS.

4.5.3.1. The COMMITTEE may, at its sole discretion and in justifiable cases, permit flexibility in the EXERCISE PRICE of the BONUS OPTIONS.

4.6. EXERCISE TERM AND MATURITY OF THE OPTIONS

4.6.1. The EXERCISE TERM shall be established by the COMMITTEE, but in any event shall be a minimum of 2 (two) and a maximum of 5 (five) years as from the date of grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options granted to the same EXECUTIVE and subject to different EXERCISE TERMS.

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4.6.1.1. When granting the Options, the COMMITTEE may exceptionally and under fully justifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2. The EXERCISE TERMS having elapsed, the EXECUTIVES may exercise partially or in full the expired Options,  the price to be paid for the acquisition of shares related to the Options exercised being paid in full pursuant to item 4.5.

4.6.3. Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERM of the Options, between a minimum of 6 (six) months and a maximum of 12 (twelve) months following the elapse of the EXERCISE TERM. Upon reaching the expiration of the MATURITY TERM, the Options may no longer be exercised and shall be automatically extinguished.

4.6.3.1. Up to 15 (fifteen) days before the expiration of the MATURITY TERM, the   COMMITTEE may, at its sole discretion and under special and fully justifiable circumstances, determine the extension of the MATURITY TERM.

4.6.4. The EXECUTIVES may not exercise their Options in periods during which (i) they are forbidden by law to trade in the shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden by law to trade their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy, the blackout periods shall comply with the rules established in  the said policy.

4.6.4.1. Should the due date of the  MATURITY TERM fall within a blackout period as described in item 4.6.4. above, the MATURITY TERM shall be suspended and its term shall be reinitiated after the blackout period has terminated.

4.7. CONDITIONS FOR SALE OF SHARES OR UNITS

4.7.1. Upon the exercising of the REGULAR OPTIONS, the EXECUTIVES may sell immediately up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be sold at the end of the second year after  acquisition.

4.7.2. Upon the exercise of the BONUS OPTIONS, the EXECUTIVES may sell immediately (i) the OWN SHARES, the ownership of which was held in order to pay the EXERCISE PRICE of the respective exercised BONUS OPTIONS, and (ii) Shares and/or UNITS acquired due to the exercise of the corresponding BONUS OPTIONS.

4.7.3. The COMMITTEE may, at its sole discretion, accept the sale of Shares and/or UNITS by the EXECUTIVES before the end of the term mentioned on item 4.7.1.

4.7.4. The EXECUTIVES may not sell any securities issued by UNIBANCO and/or HOLDINGS, or any securities indexed to them during the periods in which: (i) they are forbidden by law to trade shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden by law to trade their own shares. Should UNIBANCO or HOLDINGS have an equities trading policy, the blackout periods shall comply with the rules established in the said policy.

4.8. PREEMPTIVE RIGHTS

4.8.1. Considering the limits and other legal and regulatory conditions for negotiating its own shares or its controller’s shares, UNIBANCO shall enjoy preemptive rights to (i) sell OWN SHARES to the EXECUTIVES, (ii) acquire OWN SHARES from the EXECUTIVES, and (iii) acquire from the EXECUTIVES the shares acquired through the exercising of the Options.

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4.8.2. Within the timeframe established by the COMMITTEE,  EXECUTIVES must notify UNIBANCO in writing of their intention to negotiate any of the securities mentioned in item 4.8.1. (“Securities”).

4.8.3. The COMMITTEE shall establish the rules for UNIBANCO to exercise preemptive rights, including the deadlines to exercise this right and to pay the price relating to acquisition or sale, as the case may be.

4.8.3.1. In order to determine the price for the acquisition or sale of the Securities, the COMMITTEE shall take into consideration the quotation of the Securities on the São Paulo Stock Exchange at the time of negotiation.

4.8.4. Should UNIBANCO not exercise the preemptive rights set forth in item 4.8.1. (i), the COMMITTEE shall establish the procedure whereby the EXECUTIVE shall acquire the OWN SHARES. Should UNIBANCO not exercise preemptive rights as set forth in item 4.8.1 (ii) and (iii), the EXECUTIVE may freely trade the Securities.

4.8.5. The COMMITTEE, at its sole discretion, may waive UNIBANCO’s preemptive rights as set forth in this item 4.8.

4.9. EARLY MATURITY OF THE OPTIONS

4.9.1. In the event of termination or resignation of the EXECUTIVES from UNIBANCO and the companies cited in item 3.1., the Options granted to them with EXERCISE TERM still to fall due, may not be exercised, since the said options shall be deemed as having terminated on the date of termination or resignation. In this event, all conditions for transfer of the Shares /Options, acquired by exercising the Options before the termination or resignation, shall be maintained.

4.9.2. In case of death, retirement due permanent disability or,  at the COMMITTEES discretion, other forms of involuntary absence of the EXECUTIVE, the latter, his/her heirs and successors may exercise with immediate effect the Options for which the EXERCISE TERM has still to elapse, in this case the restrictions contained in items 4.7.1. and 4.7.2 not being applicable.

4.9.3. The COMMITTEE, at its sole discretion, may determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinguished, as well as determine the anticipation of the Options’ respective EXERCISE TERMS.

4.9.4. The extinguishment of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in these Regulations does not imply payment of any type of indemnification to the EXECUTIVE.

5	GENERAL PROVISIONS

5.1. Should UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, the following shall be proportionally adjusted (i) the securities to which these Regulations refer  including, but not limited, to OWN SHARES and the Shares and/or UNITS to which exercising gives right of acquisition, as well as (ii) the EXERCISE PRICE.

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5.2. If a decision is taken for the spin-off, merger, incorporation or any other form of corporate reorganization of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, also being able to determine the early maturity of their EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of these Regulations for future grants. Should PERFORMANCE be extinguished, the COMMITTEE, at its sole discretion, may determine the termination or modification of the Options, EXERCISE TERM of which has still not elapsed.

5.3. With the exception of the provisions in item 4.5.2.1., the Shares acquired by exercising the Options, including those represented by UNITS, shall be entitled to receive the dividends declared after the respective EXERCISE DATE. Option holders may only exercise shareholder rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4. The COMMITTEE may determine periods of suspension of the Options exercise or sale of shares and/or UNITS, acquired by the EXECUTIVES by exercising Options, in view of major market oscillations or legal or regulatory restrictions.

5.5. In view of the restrictions on sale in these Regulations, the Options, Shares and/or UNITS shall carry clauses to the effect that they may not be sold or pledged during the applicable periods, such encumbrances to be recorded in appropriate registers of the issuers. Any sale or pledge of the Options or Shares acquired by exercising the Options contrary to the terms of these Regulations shall be considered legally null and void.

5.6. The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of These Regulations and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7. These Regulations shall be effective for an indeterminate period and can only be amended by means of approval by UNIBANCO and HOLDINGS’ Shareholders’ Meetings of a proposal presented by their respective boards of directors.